Exhibit 21.1

SUBSIDIARIES OF FIDUS INVESTMENT CORPORATION

Name	Jurisdiction
FCCG Equity Corp.	Delaware
FCIHA, Inc.	Delaware
FCMH Equity Corp.	Delaware
Fidus Investment GP, LLC	Delaware
Fidus Mezzanine Capital, L.P.	Delaware
Fidus Mezzanine Capital II, L.P.	Delaware
Fidus Investment Holdings, Inc.	Delaware